

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 8, 2015

Cindy B. Taylor
President and Chief Executive Officer
Oil States International, Inc.
Three Allen Center
333 Clay Street, Suite 4620
Houston, TX 77002

      Re: Oil States International, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2014
             Filed February 23, 2015
             File No. 1-16337

Dear Ms. Taylor:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                           Sincerely,

                                           /s/H. Roger Schwall

                                           H. Roger Schwall
                                         Assistant Director
                                           Office of Natural Resources